U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 1999
                                                 --------------










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended June 30, 1999
                                                 --------------



                                Table of Contents
                                -----------------

  Item
   No.                                     Title                  Page
----------         ------------------------------------------    ======
      1            Organization Chart                              1

      2            Issuances and Renewals of Securities and
                   Capital Contributions                           3

      3            Associate Transactions                          4

      4            Summary of Aggregate Investment                 7

      5            Other Investments                               8

      6            Financial Statements and Exhibits:

                       A - Financial Statements                    9

                       B - Exhibits                               10

                       C - Certificate of GPU, Inc.               11

                   Signature                                      12










  Note:        All dollar  amounts  shown in this Form U-9C-3 are  expressed  in
  -----        thousands  except  for the  amounts  presented  in the  financial statements (Exhibit A), which are expressed in whole dollars.


                           ITEM 1 - ORGANIZATION CHART

                                     Energy (ERC)
                                     or Gas (GRC)            Date of         State of         Percentage of Voting      Nature of
 Name of Reporting Company         Related Company        Organization     Organization       Securities Held **         Business
 -------------------------         ---------------        ------------     ------------       ------------------         --------

GPU, Inc. (a)
--------------
GPU Advanced Resources, Inc.            ERC                09/13/96           Delaware               100.0%                 (b)

GPU International, Inc. (a)
-----------------------

Elmwood Energy Corporation              ERC                02/13/87           New Jersey             100.0                (c),(d)
  Prime Energy Limited Partnership      ERC                05/08/86           New Jersey              50.0                  (d)
Camchino Energy Corporation             ERC                04/26/89           Delaware               100.0                (c),(d)
  OLS Power Limited Partnership         ERC                08/02/89           Delaware                 1.0                  (c)
    OLS Acquisition Corporation         ERC                05/03/89           Delaware               100.0                  (c)
      OLS Energy - Chino                ERC                08/08/84           California             100.0                  (d)
      OLS Energy - Camarillo            ERC                08/08/84           California             100.0                  (d)
      OLS Energy - Berkeley             ERC                09/05/85           California             100.0                   *
Geddes II Corporation                   ERC                06/24/98           Delaware               100.0                (c),(d)
Geddes Cogeneration Corporation         ERC                03/23/89           New York               100.0                (c),(d)
  Onondaga Cogeneration
     Limited Partnership                ERC                06/08/88           New York               100.0                  (d)
EI Selkirk, Inc.                        ERC                10/31/94           Delaware               100.0                  (c)
 Selkirk Cogeneration
     Partners Limited Partnership       ERC                06/06/90           Delaware                19.2                  (d)
NCP Energy, Inc.                        ERC                11/21/89           California             100.0                (c),(d)
  Syracuse Orange Partners L.P.         ERC                04/02/91           Delaware                 4.9                  (c)
    Project Orange Associates L.P.      ERC                05/12/88           Delaware                 4.4                  (d)
NCP New York, Inc.                      ERC                07/09/93           Delaware               100.0                   *
NCP Brooklyn Power, Inc.                ERC                07/09/93           Delaware               100.0                   *
NCP Gem, Inc.                           ERC                05/23/91           Delaware               100.0                  (c)
NCP Lake Power, Inc.                    ERC                05/23/91           Delaware               100.0                (c),(d)
  Lake Investment, L.P.                 ERC                05/23/91           Delaware               100.0                  (c)
    Lake Cogen, Ltd.                    ERC                03/13/91           Florida                 49.9                  (d)
    New Lake Corp.                      ERC                01/02/97           Florida                    - (g)              (c)
GPUI Lake Holdings, Inc.                ERC                12/24/96           Delaware               100.0                   *
NCP Pasco, Inc.                         ERC                05/23/91           Delaware               100.0                  (c)
NCP Dade Power, Inc.                    ERC                05/23/91           Delaware               100.0                (c),(d)
  Dade Investment, L.P.                 ERC                05/23/91           Delaware               100.0                  (c)
    Pasco Cogen, Ltd.                   ERC                03/13/91           Florida                 49.9                  (d)
NCP Houston Power, Inc.                 ERC                12/02/93           Delaware               100.0                (c),(d)
NCP Perry, Inc.                         ERC                12/02/93           Delaware               100.0                  (c)
  Mid-Georgia Cogen, L.P.               ERC                12/03/93           Delaware                50.0                  (d)
EI Services, Inc.                       ERC                10/07/93           Delaware               100.0                  (d)
NCP Ada Power, Inc.                     ERC                07/31/93           California             100.0                   *
Umatilla Groves, Inc.                   ERC                06/17/92           Delaware               100.0                   *
NCP Commerce Power, Inc.                ERC                08/31/93           California             100.0                   *
Armstrong Energy Corporation            ERC                07/14/88           New Jersey             100.0                   *
  AEC/REF Fuel, Limited Partnership     ERC                12/22/89           Pennsylvania           100.0                   *
EI Fuels Corporation                    ERC                08/09/90           Delaware               100.0                  (e)
GPU Solar, Inc.                         ERC                07/09/97           New Jersey              50.0                  (f)
GPUI Holdings, Inc.                     ERC                03/03/97           Delaware               100.0                   *

                                                                  1




                     ITEM 1 - ORGANIZATION CHART (Continued)

                                           Energy (ERC)
                                           or Gas (GRC)      Date of      State of     Percentage of Voting    Nature of
     Name of Reporting Company            Related Company  Organization  Organization  Securities Held **      Business
-------------------------------------     ---------------  ------------  ------------  ------------------      --------
GPU Generation Services - Lake, Inc.           ERC          04/05/99    Delaware          100.0                   (d)*
GPU Generation Services - Pasco, Inc.          ERC          04/05/99    Delaware          100.0                   (d)



 *      Inactive.
** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as applicable.
(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)     This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI sold to New Lake Corp. an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI. New Lake Corp. subsequently exercised that option. New Lake Corp. is not an affiliate of GPUI.


            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------


GPU Advanced Resources, Inc. - In the second quarter of 1999, GPU, Inc. made additional capital contributions to GPU Advanced Resources (GPU AR) totaling $2 million.

Mid-Georgia Cogen, L.P. - In the second quarter of 1999, a letter of credit used to collateralize certain obligations of Mid-Georgia Cogen, L.P. with respect to its 30-year power purchase agreement with Georgia Power, was increased to $642 thousand from $320 thousand. The letter of credit is guaranteed by GPU, Inc.

GPU Generation Services - Lake, Inc. - On April 5, 1999, GPU International, Inc.
(GPUI) formed GPU Generation Services - Lake, Inc. to perform operation and maintenance services for Lake Cogen, Ltd. Such services will begin at an undetermined date.

GPU Generation Services - Pasco, Inc. - On April 5, 1999, GPUI formed GPU Generation Services - Pasco, Inc. to perform operation and maintenance services for Pasco Cogen, Ltd. Such services are scheduled to begin on January 1, 2000.

                                        2



     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                           Type of       Principal                              Company to          Collateral     Consideration
                           Security      Amount of     Issue or   Cost of     whom Security         Given with       Received
Company Issuing Security   Issued        Security      Renewal    Capital       was Issued          Security     for Each Security
------------------------   ------        --------      -------    -------   --------------------    --------     -----------------
GPU Generation            Common Stock   10 dollars    Issue       N/A      GPU International, Inc.  None         10 dollars
Services -Pasco, Inc.






     Company Contributing      Company Receiving          Amount of Capital
           Capital                  Capital                 Contribution
     --------------------     -----------------------     ------------------
          GPU, Inc.        GPU Advanced Resources, Inc.       $2,000




Note:     The information provided in Item 2 presents the activities of the
-----     reporting  period only.







                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies



                                                                                                               Total
     Reporting Company         Associate Company                                                               Amount
    Rendering Services        Receiving Services                  Types of Services Rendered                   Billed
------------------------      ------------------------           -----------------------------                --------
EI Services, Inc.              Mid-Georgia Cogen, L.P.           Operations management                        $xxx (1)

NCP Houston Power, Inc.        Mid-Georgia Cogen, L.P.           Accounting and administration                 xxx (1)

EI Fuels Corporation           Mid-Georgia Cogen, L.P.           Fuel supplies and management                  xxx (1)
                                                                 services


NCP Lake Power, Inc.           Lake Cogen, Ltd.                  Accounting, administration and                xxx (1)
                                                                 operations and maintenance  (O&M)
                                                                 management

NCP Dade Power, Inc.           Pasco Cogen, Ltd.                 Administration and O&M  management            xxx (1)

Geddes Cogeneration            Onondaga Cogeneration             Accounting, administration and                xxx (1)
Corporation                    Limited Partnership               O&M management

Camchino Energy Corporation    OLS Energy - Chino                Accounting, administration and                xxx (1)
                                                                 O&M management

Camchino Energy Corporation    OLS Energy - Camarillo            Accounting, administration and                xxx (1)
                                                                 O&M management

Elmwood Energy Corporation     Prime Energy                      Accounting and administration                 xxx (1)
                               Limited Partnership


Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

    (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.

                                        4



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                                               Total
     Associate Company         Reporting Company                                                               Amount
    Rendering Services         Receiving Services                Types of Services Rendered                    Billed
------------------------      ------------------------           -----------------------------                --------
GPU International, Inc.        Prime Energy                      O&M management                               $xxx
                               Limited Partnership

GPU International, Inc.        EI Services, Inc.                 Operations management for                     xxx (1)
                                                                 Mid-Georgia Cogen, L.P.

GPU International, Inc.        NCP Houston Power, Inc.           Accounting and administration for             xxx (1)
                                                                 Mid-Georgia Cogen, L.P.

GPU International, Inc.        NCP Lake Power, Inc.              Accounting, administration and O&M            xxx (1)
                                                                 management for Lake Cogen, Ltd.

GPU International, Inc.        NCP Dade Power, Inc.              Administration and O&M management             xxx (1)
                                                                 for Pasco Cogen, Ltd.

GPU International, Inc.        Geddes Cogeneration Corporation   Accounting and administration for             xxx (1)
                                                                 Onondaga Cogeneration Limited
                                                                 Partnership

GPU International, Inc.        Camchino Energy Corporation       Accounting and administration for             xxx (1)
                                                                 OLS Power Limited Partnership

GPU International, Inc.        Camchino Energy Corporation       Accounting, administration and O&M            xxx (1)
                                                                 management for OLS Energy - Chino

GPU International, Inc.        Camchino Energy Corporation       Accounting, administration and O&M            xxx (1)
                                                                 management for OLS Energy -
                                                                 Camarillo

GPU International, Inc.        Elmwood Energy Corporation        Accounting and administration for             xxx (1)
                                                                 Prime Energy Limited Partnership




                                        5



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)


                                                                                                               Total
     Associate Company         Reporting Company                                                               Amount
    Rendering Services         Receiving Services                Types of Services Rendered                    Billed
------------------------      ------------------------           -----------------------------                --------

GPU International, Inc.        NCP Energy, Inc.                  Accounting and administration for             $xxx (1)
                                                                 Syracuse Orange Partners
                                                                 Project Orange Associates L.P.

GPU International, Inc.        GPU Solar, Inc.                   Management, marketing and technical           xxx (1)
                                                                 expertise for GPU Solar, Inc.

GPU International, Inc.        GPU Advanced Resources, Inc.      Certain general and administrative            xxx (1)
                                                                 services for GPU Advanced Resources,
                                                                 Inc.

Metropolitan Edison Company    GPU Advanced Resources, Inc.      Certain general and administrative            xxx (2)
                                                                 services for GPU Advanced Resources,
                                                                 Inc.

GPU Service, Inc.              GPU Advanced Resources, Inc.      Legal and certain general and                 xxx (3)
                                                                 administrative services for
                                                                 GPU Advanced Resources, Inc.



Notes:           The  information  provided in Item 3 presents the activities of
-----            the  reporting  period  only.  The amounts  required  under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

        (1) The amounts shown include overhead charges applied, at a rate of 143%, to employee salaries billed for services rendered. No capital costs were charged.

        (2) The amounts shown include overhead charges applied, at a rate of 45.65%, to employee salaries billed for services rendered. No capital costs were charged.

        (3) The amounts shown include overhead charges applied, at a rate of 45.91%, to employee salaries billed for services rendered. No capital costs were charged.


                                        6




                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
   Total average consolidated capitalization as of  June 30, 1999                    $9,025,033                    Line 1
                                                    -------------
        Total capitalization multiplied by 15% (line 1 multiplied by 0.15)            1,353,755                    Line 2
        Greater of $50 million or line 2                                                             $1,353,755    Line 3

        Total current aggregate investment:
        (categorized by major line of energy-related business)
             Ownership and operation of qualifying facilities (Category VIII)            36,106
             Energy services and retail energy sales (Category V)                        16,000
             Fuel management services (Category IX)                                         -
             Operations and maintenance services (Category VII)                             -
             Development and commercialization of photovoltaics (Category II)               100
                                                                                      ---------
                  Total current aggregate investment                                                     52,206    Line 4
                                                                                                      ---------
        Difference  between the greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding company
               system (line 3 less line 4)                                                           $1,301,549    Line 5
                                                                                                     =========




Notes:       The caption "Total average  consolidated  capitalization"  includes
-----        total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

             The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.




                                        7



        ITEM 5 - OTHER INVESTMENTS
                                        Aggregate Investment
                                             as of                Change in Investments              Reason for Change
Major Line of Energy-Related Business    March 31, 1999          During Reporting Period              in Investments
-------------------------------------  --------------------      -----------------------       -------------------------------

Ownership and operation of qualifying
     facilities (Category VIII)              $164,916 *                $   322                In the second  quarter  of 1999,  a
                                                                                              letter    of    credit    used   to
                                                                                              collateralize  certain  obligations
                                                                                              of  Mid-Georgia  Cogen,  L.P.  with
                                                                                              respect   to  its   30-year   power
                                                                                              purchase   agreement  with  Georgia
                                                                                              Power,   was   increased   to  $642
                                                                                              thousand  from $320  thousand.  The
                                                                                              letter of credit is  guaranteed  by
                                                                                              GPU, Inc.



                                                                         10  dollars          On April 5,  1999,  GPUI  formed  GPU
                                                                                              Generation  Services - Pasco, Inc. to
                                                                                              perform   operation  and  maintenance
                                                                                              services for Pasco Cogen,  Ltd.  GPUI
                                                                                              paid ten  dollars to  acquire  all of
                                                                                              the   outstanding   shares   of   GPU
                                                                                              Generation  Services - Pasco,  Inc.'s
                                                                                              common stock.




Energy   services and retail
energy sales (Category V)                      14,000                   2,000                 In the second  quarter of 1999,  GPU,
                                                                                              Inc.    made    additional    capital
                                                                                              contributions  to GPU AR  totaling $2
                                                                                              million.


Fuel management services (Category IX)             **                     -                   No change.

Operations and maintenance
  services (Category VII)                          **                     -                   No change.

Development and commercialization of
  photovoltaics (Category II)                     100                     -                   No change.



* The caption "Aggregate Investment as of March 31, 1999" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.

**   The  amounts  invested  in  such   energy-related   companies,   which  are
     immaterial,   have  subsequently  been  reinvested,  and  are  included  in
     "Ownership and operation of qualifying facilities (Category VIII)."

                                                                  8


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS



A.  Financial Statements
    ---------------------

     A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended June 30, 1999.

     A-2 Financial statements of Elmwood Energy Corporation for the quarter ended June 30, 1999 - filed pursuant to request for confidential treatment.

     A-3 Financial statements of Camchino Energy Corporation for the quarter ended June 30, 1999 - filed pursuant to request for confidential treatment.

     A-4  Financial  statements  of Prime  Energy  Limited  Partnership  for the
          quarter  ended  June  30,  1999  -  filed   pursuant  to  request  for
          confidential treatment.

     A-5  Financial  statements  of  Geddes  Cogeneration  Corporation  for  the
          quarter  ended  June  30,  1999  -  filed   pursuant  to  request  for
          confidential treatment.

     A-6 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended June 30, 1999 - filed pursuant to request for confidential treatment.

     A-7 Financial statements of NCP Energy, Inc. for the quarter ended June 30, 1999 - filed pursuant to request for confidential treatment.

     A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended June 30, 1999 - filed pursuant to request for confidential treatment.

     A-9 Financial statements of NCP Dade Power, Inc. for the quarter ended June 30, 1999 - filed pursuant to request for confidential treatment.

     A-10 Financial  statements of NCP Houston Power, Inc. for the quarter ended
          June 30, 1999 - filed pursuant to request for confidential treatment.

     A-11 Financial  statements of Mid-Georgia Cogen, L.P. for the quarter ended
          June 30, 1999 - filed pursuant to request for confidential treatment.

     A-12 Financial  statements of EI Services,  Inc. for the quarter ended June
          30, 1999 - filed pursuant to request for confidential treatment.


     A-13 Financial statements of GPU Solar, Inc. for the quarter ended June 30,
          1999 - filed pursuant to request for confidential treatment.


     A-14 Financial  statements  of EI Fuels  Corporation  for the quarter ended
          June 30, 1999 - filed pursuant to request for confidential treatment.


     A-15 Financial  statements of Geddes II  Corporation  for the quarter ended
          June 30, 1999 - filed pursuant to request for confidential treatment.


     A-16 Financial  statements of GPU Generation Services - Pasco, Inc. for the
          quarter  ended  June  30,  1999  -  filed   pursuant  to  request  for
          confidential treatment.

Exhibits
--------

B.  Contracts Required by Item 3
    ----------------------------

     B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-10 Contract  between GPU  International,  Inc. and Prime  Energy  Limited
          Partnership to provide O&M management services incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B.  Contracts Required by Item 3
    ----------------------------


     B-11 Contract  between GPU  International,  Inc. and Onondaga  Cogeneration
          Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-12 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

     B-13 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.


     B-14 Contract between EI Fuels  Corporation and Mid-Georgia  Cogen, L.P. to
          provide fuel supplies and management services incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.



Note Services rendered by GPU International, Inc. to EI Services, Inc., NCP ---- Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc.,
          Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.


C.        Certificate of GPU, Inc.
          ------------------------

                                   SIGNATURE


        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                   GPU, INC.


August 26, 1999
                                   By  /s/ P. E. Maricondo
                                        --------------------------------------
                                       P. E. Maricondo, Vice President,
                                       Comptroller and Chief Accounting Officer





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